Exhibit 4.1

EXPLANATORY NOTE

References to "we," "us" or "our" and the "Corporation" herein refer to TCF Financial Corporation, a Michigan corporation, formerly known as Chemical Financial Corporation ("Legacy Chemical").

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms and provisions relating to our capital stock, which updates and supersedes any prior description of the Corporation’s capital stock in any registration statement or report filed with the Securities and Exchange Commission (the "Commission").

This summary does not purport to be complete and is subject to and is qualified in its entirety by this reference to, the applicable provisions of our restated articles of incorporation, as amended ("articles"), bylaws, and, when applicable, the provisions of the Michigan Business Corporation Act ("MBCA"). Our restated articles, previously filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, our articles of amendment to our articles, filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the Commission on August 1, 2019 to which this summary is an exhibit, and our bylaws, filed as Exhibit 3.3 to our Current Report on Form 8-K filed with the Commission on August 1, 2019 to which this summary is an exhibit, are each incorporated herein by this reference as if copied verbatim.

Authorized Capital

Our authorized capital stock consists of (i) 220.0 million shares of common stock, par value $1.00 per share; and (ii) 2.0 million shares of preferred stock, no par value, of which 8,050 are designated as 5.70% Series C Non- Cumulative Perpetual Preferred Stock, no par value ("Series C Preferred Stock"). As of August 1, 2019, there were (i) approximately153.5 million shares of common stock issued and outstanding and (ii) 7,000 shares of our Series C Preferred Stock, as represented by 7.0 million of our depositary shares each representing a 1/1,000th interest in a share of Series C Preferred Stock (which we refer to herein as the "depositary shares"), issued and outstanding.

Common Stock

Each share of common stock entitles the holder thereof to one vote for each share held by it of record on each matter submitted to a vote. Other than the election of directors, if an action is to be taken by vote of the shareholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in our articles or by the MBCA. Directors are elected by a plurality of the votes cast at an election. We elect all directors annually and do not have a classified board of directors.

Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available for them. Holders of our common stock have no conversion, preemptive or other rights to subscribe for any securities of ours, and there are no redemption or sinking fund provisions with respect to such shares. In the event of any liquidation, dissolution or winding up of our affairs and after satisfaction of the preferential requirements of any preferred shares, if any, holders of common stock will be entitled to share ratably in the distribution of our remaining assets available for distribution. The rights, preferences and privileges of holders of common stock are subject to applicable law and the rights of the holders of any shares of preferred stock and any additional classes of stock that we may issue in the future.

Certain Anti-Takeover Provisions of Michigan Law and our Articles and Bylaws

    Various provisions of the MBCA, our articles and our bylaws, and federal laws with respect to bank holding companies and banks could have the effect of discouraging, delaying or preventing a third party from accumulating a large block of our stock, engaging in a tender offer and making offers to acquire us, and of inhibiting a change in control, all of which could adversely affect our shareholders’ ability to receive a premium for their shares in connection with such a transaction. Such provisions noted below are generally intended to encourage persons seeking to acquire control of us to negotiate first with our board of directors, and to discourage certain types of coercive takeover practices and inadequate takeover bids, and so may result in an improvement of the terms of potential takeover proposals.

Shareholder Proposals and Nominations of Directors

Shareholder proposals and shareholder nominations of directors must be submitted by a shareholder of record who must give timely, written notice of the proposal or nomination to us. Section 4.11(b) of our bylaws sets forth the timing and content requirements of a notice for shareholder proposals other than for director nominations. Section 5.03(c) of our bylaws sets forth the timing and content requirements of a notice for shareholder nominations of directors. A failure to comply with the timing and content requirements of these notice requirements will result in a shareholder’s proposal or nomination for director not being considered at the relevant meeting of shareholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including but not limited to future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Number of Directors; Director Removal and Vacancies

     Our bylaws provide that our board of directors by resolution may fix the size of the board, provided that it consists of not less than five and not more than 25 directors. Currently our board of directors is comprised of 16 directors. Under our bylaws, a director or the entire board of directors may be removed by the vote of shareholders holding at least a majority of the shares entitled to vote at a at an election of directors. In addition, our bylaws provide that a majority of the directors then in office, unless filled by proper action by our shareholders, may fill any vacancies in the board of directors, and directors so chosen shall serve for a term expiring at the next election of directors by shareholders.

    These provisions may restrict the ability of third parties to gain control of the board of directors by permitting the incumbent directors to increase the size of the board and fill the newly-created vacancies.

Certain Governance Matters

Under our bylaws, until August 1, 2022, which is the thirty-six-month anniversary of the effective time of our merger with TCF Financial Corporation, a Delaware corporation ("Legacy TCF"):

•	Gary Torgow shall serve as the Executive Chair of our board of directors;

•	Vance K. Opperman shall serve as lead director of our board of directors;

•	Craig R. Dahl shall serve as our Chief Executive Officer and President and the Chief Executive Officer of our banking subsidiary TCF National Bank formerly known as Chemical Bank ("TCF Bank"); and

•	David T. Provost shall serve as Vice Chair of our board of directors and shall serve as the Chair of the board of directors of TCF Bank.

Furthermore, under our bylaws, until August 1, 2022, the affirmative vote of at least 75% of our board of directors will be required to remove Mr. Torgow, Mr. Opperman, Mr. Dahl or Mr. Provost from serving in the above-referenced capacities.

Our board of directors consist of 16 members, with eight from each of Legacy Chemical and Legacy TCF, consisting of (a) Mr. Torgow, Mr. Provost and six other independent directors of Legacy Chemical designated by Legacy Chemical, and (b) Mr. Dahl, Mr. Opperman, and six other independent directors of Legacy TCF designated by Legacy TCF. Until August 1, 2022, all vacancies resulting from the cessation of service by any Legacy Chemical director (including any directors hereafter nominated by the Legacy Chemical Directors Nominating Committee) for any reason shall be filled by the board of directors with a nominee selected by the Legacy Chemical Directors Nominating Committee; all vacancies resulting from the cessation of service by any Legacy TCF director (including any directors hereafter nominated by the Legacy TCF Directors Nominating Committee) for any reason shall be filled by the board of directors with a nominee selected by the Legacy TCF Directors Nominating Committee; the Legacy Chemical Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of our board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy Chemical director; and the Legacy TCF Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of our board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy TCF director.

Under our bylaws, until August 1, 2022:

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our board of directors will have a Legacy Chemical Directors Nominating Committee, comprised of all of the Legacy Chemical directors who satisfy the independence requirements and any other membership requirements under applicable stock exchange rules; and

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our board of directors will have a Legacy TCF Directors Nominating Committee, comprised of all of the Legacy TCF directors who satisfy the independence requirements and any other membership requirements under applicable stock exchange rules; and

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each other committee of our board of directors shall have at least four members and be composed of an equal number of Legacy Chemical directors and Legacy TCF directors (subject to compliance with independence requirements and any other membership requirements under applicable stock exchange rules).

No Cumulative Voting

    Under the MBCA shareholders may cumulate votes in the election of directors if a corporation’s articles of incorporation so provide. Our articles do not provide for cumulative voting in the election of directors.

Bylaw Amendments

    Our bylaws may be amended, altered or repealed, in whole or in part, by our shareholders or by our board of directors at any meeting duly held in accordance with the bylaws, provided that notice of the meeting includes notice of the proposed amendment, alternative or repeal. Until August 1, 2022, the provisions of Article IX (Certain Governance Matters) of our bylaws, and any other provision of our bylaws that sets forth the authority and responsibility of the Chair, Vice Chair, the Lead Director, the Chief Executive Officer or President, may be modified, amended or repealed, and any bylaw provision or other resolution inconsistent with Article IX (Certain Governance Matters) of our bylaws may be adopted, by our board of directors only by (and any such modification, amendment, repeal or inconsistent bylaw provisions and other resolutions may be proposed or recommended by our board of directors for adoption by our shareholders only by) an affirmative vote of at least seventy-five percent (75%) of our entire board of directors.

Exclusive Forum

Under our bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the company or its shareholders, (iii) any action asserting a claim against us or any of our current or former directors, officers or other employees arising pursuant to any provision of the MBCA, the articles or the bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal affairs doctrine shall be the federal district court for the Eastern District of Michigan, Southern Division (or, if the federal district court does not have jurisdiction, the Circuit Courts of the State of Michigan located in Oakland County). Any person or entity purchasing or otherwise acquiring or holding any of our debt or capital stock or other equity interests shall be deemed to have notice of and to have consented to the foregoing provisions.

Michigan Law

We are subject to the provisions of Chapter 7A of the MBCA. Chapter 7A contains provisions that generally require that any business combination between a corporation that is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a super-majority vote of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than two-thirds of the votes of each class of stock entitled to be cast other than the 10% beneficial owner who is a party to the business combination. These heightened voting requirements will not apply if (i) our board of directors approves the transaction prior to the time the 10% beneficial owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% beneficial owner has been such for at least five years.

Federal Law

The Bank Holding Company Act of 1956, as amended (the "BHCA"), requires any "bank holding company," as defined in the BHCA, to obtain the approval of the Board of Governors of the Federal Reserve ("Federal Reserve Board") before acquiring 5% or more of our common stock. Any entity that is a holder of 25% or more of our common stock, or a holder of 5% or more of our common stock if such holder otherwise exercises a "controlling influence" over us, is subject to regulation as a bank holding company under the BHCA. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act of 1978, as amended.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol "TCF."

DESCRIPTION OF PREFERRED STOCK

Preferred Stock

Our authorized capital consists of up to 2,000,000 shares of preferred stock that our board of directors may issue without further shareholder approval. The board of directors is authorized to determine the designations and relative voting, distribution, dividend, liquidation and other rights, preferences and limitations of the preferred stock, including, among other things: (a) the designation of each series and the number of shares in the series; (b) the stated value of the shares; (c) the dividend rate on the shares in the series, the relation which dividends will bear to dividends payable on any other class or series of stock, the payment terms and conditions of dividends, and whether and upon what conditions dividends will be cumulative; (d) the redemption provisions, if any, applicable to shares of the series; (e) the preference, if any, to which any class or series would be entitled in the event of the liquidation or distribution of our assets; (f) the provisions of a purchase, retirement or sinking fund, if any, provided with respect to shares of the series; (g) the rights, if any, to convert or exchange the shares into or for other securities; (h) the voting rights, if any (in addition to any prescribed by law) of the holders of shares of the series; (i) the restrictions, if any, on our issuance of additional shares of the series, of any other series, or on any other actions with respect to the powers, preferences or rights of any other series; and (j) any other preferences, privileges, powers, and relative rights, qualifications, limitations or restrictions as board of directors determines are not inconsistent with our articles.

The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock.

Series C Preferred Stock

We have authorized 8,050 shares of our Series C Preferred Stock. At August 1, 2019, we had issued and outstanding 7,000 shares of our Series C Preferred Stock, as represented by 7,000,000 of our depositary shares.

Holder of Series C Preferred Stock

           The depositary will be the sole holder of the Series C Preferred Stock, as described under "Description of Depositary Shares" below, and all references herein to the holders of the Series C Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series C Preferred Stock, as described below under "Description of Depositary Shares."

General

           The Series C Preferred Stock is a single series of authorized preferred stock consisting of 8,050 shares. The Series C Preferred Stock will be fully paid and nonassessable when issued. We may from time to time, without notice to or the consent of holders of the Series C Preferred Stock, issue additional shares of preferred stock and depositary shares representing shares of the Series C Preferred Stock, and all such additional shares of the Series C Preferred Stock and additional depositary shares would be deemed to form a single series with the Series C Preferred Stock and the depositary shares, as applicable, provided that any such additional shares of Series C Preferred Stock and additional depositary shares are not treated as "disqualified preferred stock" within the meaning of Section 1059(f)(2) of the U.S. Internal Revenue Code of 1986, as amended, and such additional shares of Series C Preferred Stock and additional depositary shares are otherwise treated as fungible with the Series C Preferred Stock and depositary shares offered hereby for U.S. federal income tax purposes.

Ranking

           Shares of the Series C Preferred Stock rank senior to our Common Stock, and at least equally with each other series of preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series C Preferred Stock and all other parity stock) with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all of our debts, other non-equity claims and, to the extent applicable, liquidation preferences on any equity securities that are senior to the Series C Preferred Stock).

Dividends

             Dividends on shares of the Series C Preferred Stock will not be mandatory. Holders of the Series C Preferred Stock will be entitled to receive, if, as and when declared by our board of directors or a duly authorized committee thereof out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Series C Preferred Stock. These dividends will be payable quarterly in arrears on each March 1, June 1, September 1 and December 1, each such date being referred to herein as a "dividend payment date." Dividends on each share of Series C Preferred Stock will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per depositary share) at a rate per annum equal to 5.70%. Notwithstanding the foregoing, dividends on the Series C Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

           Dividends will be payable to holders of record of Series C Preferred Stock as they appear on our books on the applicable record date, which will be the 15th day of the calendar month immediately preceding the month during which the dividend payment date falls. The corresponding record dates for the depositary shares will be the same as the record dates for the Series C Preferred Stock.

           A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series C Preferred Stock. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day (without any interest or other payment in respect of such delay).

           In this subsection, the term "business day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

           Dividends on shares of Series C Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee thereof does not declare a dividend on the Series C Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series C Preferred Stock, any parity stock, any junior stock or any other class or series of authorized preferred stock are declared for any future dividend period. So long as any share of Series C Preferred Stock remains outstanding, unless the full dividends for the then-current dividend period on all outstanding shares of Series C Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment thereof has been set aside, then (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series C Preferred Stock and such parity stock except by conversion into or exchange for junior stock, during such dividend period.

           As used herein, "junior stock" means our Common Stock and any other class or series of stock of the Corporation hereafter authorized over which Series C Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

           When dividends are not paid in full upon the shares of Series C Preferred Stock and any parity stock, all dividends declared upon shares of Series C Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on Series C Preferred Stock, and accrued dividends, including any accumulation, on any parity stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series C Preferred Stock that may be in arrears. If our board of directors or a duly authorized committee thereof determines not to pay any dividend or a full dividend on a dividend payment date, we will provide, or cause to be provided, written notice to the holders of the Series C Preferred Stock and the holders of the depositary shares prior to such date.

           As used herein, "parity stock" means any other class or series of stock of the Corporation that ranks equally with the Series C Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

           Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee thereof, may be declared and paid on our Common Stock and any other securities ranking equally with or junior to the Series C Preferred Stock from time to time out of any assets legally available for such payment, and the holders of the Series C Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Rights

           Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of the Series C Preferred Stock are entitled to receive in full, out of assets legally available therefor, after satisfaction of liabilities to creditors and subject to the rights of any holders of any securities ranking senior to the Series C Preferred Stock, before any distribution or payment out of the Corporation’s assets is made to or set aside for holders of Common Stock, or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series C Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25 per depositary share), plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. Holders of the Series C Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

          In any such distribution, if the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of the Series C Preferred Stock and all holders of any parity stock, the amounts paid to the holders of Series C Preferred Stock and to the holders of all parity stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus authorized, declared and unpaid dividends has been paid in full to all holders of Series C Preferred Stock and parity stock, the holders of the Series C Preferred Stock will not be entitled to any other amounts from us after they have received the amounts described hereby, and the holders of our junior stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

           For purposes of this section, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other entity or the merger, consolidation or any other business combination transaction of any other entity with or into the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation.

           The Series C Preferred Stock may be fully subordinated to interests held by the U.S. government in the event of a receivership, insolvency, liquidation or similar proceeding under the "orderly liquidation authority" of Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Redemption

           The Series C Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. The Series C Preferred Stock is not redeemable prior to December 1, 2022. On that date or on any dividend payment date thereafter, the Series C Preferred Stock will be redeemable at our option, subject to the approval of the Federal Reserve or other appropriate federal banking agency, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of undeclared dividends. Holders of the Series C Preferred Stock will have no right to require the redemption or repurchase of the Series C Preferred Stock.

           Notwithstanding the foregoing, within 90 days following the occurrence of a "regulatory capital treatment event," we may, at our option subject to the approval of the appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series C Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of undeclared dividends.

A "regulatory capital treatment event" means our determination, in good faith, that, as a result of any:

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amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective on or after September 7, 2017,

•	proposed change in those laws or regulations that is announced or becomes effective on or after September 7, 2017, or

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official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced on or after September 7, 2017, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series C Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series C Preferred Stock is outstanding.

           If shares of the Series C Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series C Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days and not more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series C Preferred Stock are held in book-entry form through the Depository Trust Company ("DTC"), we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of the Series C Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series C Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series C Preferred Stock has been duly given and if, on or before the redemption date specified in the notice, all funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series C Preferred Stock so called for redemption, then, on and after the redemption date, all dividends will cease to accrue on such shares of Series C Preferred Stock after such redemption date, such shares of Series C Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. See "Description of Depositary Shares-Redemption of Depositary Shares" below for information about redemption of the depositary shares relating to our Series C Preferred Stock.

           In case of any redemption of only part of the shares of the Series C Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of Series C Preferred Stock in proportion to the number of shares of Series C Preferred Stock held by such holders or in such other manner consistent with the rules and policies of any securities exchange upon which our securities are then listed as our board of directors or a duly authorized committee may determine to be fair and equitable.

Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Series C Preferred Stock is subject to prior approval of the Federal Reserve.

Voting Rights

           Except as provided below and as expressly provided by law, the holders of the Series C Preferred Stock will have no voting rights.

           If and whenever dividends on any shares of the Series C Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly dividend periods, whether or not consecutive (a "Nonpayment"), the holders of the Series C Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will have the right, voting separately as a single class without regard to series, to the exclusion of the holders of our Common Stock, to elect two additional members of our board of directors (the "Preferred Directors"), provided that our board of directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Series C Preferred Stock, a special meeting of the holders of Series C Preferred Stock and any other class or series of our stock that ranks on parity with Series C Preferred Stock as to payment of dividends and for which dividends have not been paid, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Series C Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment.

           If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Series C Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock as to payment of dividends, the holders of the Series C Preferred Stock will be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected will immediately terminate and the number of directors on our board of directors will automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series C Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series C Preferred Stock (together with holders of any and all other series of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of stockholders. The Preferred Directors shall each be entitled to one vote per director on any matter.

           If the holders of Series C Preferred Stock become entitled to vote for the election of directors, the Series C Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, certain holders of Series C Preferred Stock may become subject to regulations under the Bank Holding Company Act of 1956, as amended, or certain acquisitions of Series C Preferred Stock may be subject to prior approval by the Federal Reserve.

           So long as any shares of Series C Preferred Stock remain outstanding and unless the vote or consent of the holders of a greater number of shares shall then be required by law:

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the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series C Preferred Stock and all other parity stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series C Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation; and

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the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series C Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of our articles, or the Certificate of Designations of the Series C Preferred Stock or any certificate of designations or any similar document relating to any other series of preferred stock which will materially and adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock, taken as a whole; provided, however, that the following will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock: (i) any increase in the amount of the authorized or issued Series C Preferred Stock, (ii) any increase in the amount of authorized preferred stock of the Corporation or (iii) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock ranking equally with and/or junior to the Series C Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

           The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably set aside by us for the benefit of the holders of the Series C Preferred Stock to effect such redemption.

Miscellaneous

           Holders of the Series C Preferred Stock will not have preemptive or subscription rights to acquire more capital stock of the Corporation. The Series C Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Corporation. The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Corporation to redeem or repurchase the Series C Preferred Stock.

Anti-Takeover Provisions

           Provisions of Michigan law, our articles, as amended and bylaws and regulatory limitations on changes of control of bank holding companies could make it difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For further discussion, see the discussion of anti-takeover provisions under "Description of Common Stock- Certain Anti-Takeover Provisions of Michigan Law and our Articles and Bylaws."

Transfer Agent, Registrar and Paying Agent

           Computershare Investor Services, LLC is the transfer agent, registrar, dividend disbursing agent and paying agent for the Series C Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

           References herein to "holders" of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC.

           The following description summarizes specific terms and provisions of the depositary shares relating to our Series C Preferred Stock. As described above under "Description of Preferred Stock-Series C Preferred Stock," we issue fractional interests in shares of Series C Preferred Stock in the form of depositary shares. Each depositary share will represent a 1/1,000th ownership interest in a share of Series C Preferred Stock, and the depositary shares will be evidenced by a depositary receipt. The shares of Series C Preferred Stock represented by depositary shares were deposited under a deposit agreement among the Corporation, Computershare Trust Company, N.A. and Computershare Inc., as depositary, and the holders from time to time of the depositary receipt evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series C Preferred Stock represented by such depositary share, to all the rights and preferences of the Series C Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

           Immediately following the issuance of the Series C Preferred Stock, we will deposit the Series C Preferred Stock with the depositary, which will then issue the depositary shares to the holders thereof.

           If we re-open the series and issue additional shares of Series C Preferred Stock, we would issue additional depositary shares representing such shares of Series C Preferred Stock. The additional depositary shares would form a single series with the depositary shares offered hereby.

Dividends and Other Distributions

           The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series C Preferred Stock to the record holders of depositary shares relating to the underlying Series C Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

           Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series C Preferred Stock.

           The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

           If we redeem the Series C Preferred Stock (i) on or after December 1, 2022, in whole or in part, or (ii) prior to December 1, 2022 in whole, but not in part, within 90 days following the occurrence of a regulatory capital treatment event, each as described above under "Description of Preferred Stock-Series C Preferred Stock-Redemption," the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series C Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series C Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of any undeclared dividends. Whenever we redeem shares of Series C Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series C Preferred Stock so redeemed.

           In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata from the holders of record of Series C Preferred Stock in proportion to the number of shares of Series C Preferred Stock held by such holders or in such other manner consistent with the rules and policies of any securities exchange upon which our securities are then listed determined by the depositary to be equitable. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series C Preferred Stock

           When the depositary receives notice of any meeting at which the holders of the Series C Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series C Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series C Preferred Stock, may instruct the depositary to vote the amount of the Series C Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series C Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series C Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Listing

           Our depositary shares are listed on NASDAQ under the symbol "TCFCP." We do not expect that there will be any separate public trading market for the shares of the Series C Preferred Stock except as represented by the depositary shares.

Form of Preferred Stock and Depositary Shares

           The depositary shares shall be issued in book-entry form through DTC. The Series C Preferred Stock will be issued in registered form to the depositary as described in "Description of Preferred Stock-Description of Series C Preferred Stock" above.

Depositary

           Computershare Trust Company, N.A. and Computershare Inc. is the depositary for the depositary shares.

Anti-Takeover Provisions

           Provisions of Michigan law, our articles and bylaws and regulatory limitations on changes of control of bank holding companies could make it difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. "Description of Common Stock- Certain Anti-Takeover Provisions of Michigan Law and our Articles and Bylaws."